

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 1, 2008

Mr. Michael A. Latham
Chief Financial Officer
iShares Silver Trust
400 Howard Street
San Francisco, CA 94105

> **Re:** **iShares Silver Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Response Letter Dated June 19, 2008**
> **File No. 1-32863**

Dear Mr. Latham:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Statements of Cash Flows, page F-7

1.   We have read your response to prior comment two in which you indicate that in reconciling your net income to net cash provided by operating activities, you have made an adjustment to remove the gain on sale of silver to pay expenses in the amount of $1,105 thousand, since this amount is captured in the 'proceeds from sales of silver to pay expenses' of $8,879 thousand, which is also shown as an adjustment to net income. Under the indirect method, items included in net income that affect operating cash receipts and disbursements should not be

removed in the reconciliation; rather, the effort generally involves adjusting net income to eliminate the non-cash elements.

Although we do not object to your end result, we recommend the following refinements to your presentation. We understand the reconciling item "proceeds from sales of silver to pay expenses" is a cash generating event that is reflected in your measure of net income. Therefore, it should not appear as a reconciling item. However, since the cost of silver sold to pay expenses is a non-cash item that is reflected in your measure of net income, you should have a reconciling item to add back this non-cash charge. You should also delete the adjustment for gain on sales of silver to pay expenses, as this is simply the net of the two items mentioned above. If you must write-down the carrying value of silver, as you appear to have done in 2006 with your market value reserve, this would be an add-back because it is a non-cash charge.

To further illustrate, it appears that your reconciliation for 2007 would begin with net income of $53,914; less gain on silver distributed of $61,937; add non-cash cost of silver sold to pay expenses of $7,774; and add increase in sponsor fee payable of $249. Similarly, your reconciliation for 2006 would begin with net loss of $191,169; add loss on silver distributed of $4,568; add non-cash cost of silver sold to pay expenses of $2,866; add market value reserve of $183,090; add increase in sponsor fee payable of $645. Please let us know if you require further clarification.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief